September 16, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Stephen Krikorian

Re:	Trey Resources, Inc.
Form 10-K for the Year ended December 31, 2009
File No. 333-120490

Dear Mr. Krikorian:

We reviewed your comment carefully, and have set forth below our response to your September 2, 2010 letter.

Form 10-K for the Year Ended December 31, 2009

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-4

1. We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, (“Bagell”) and that Bagell has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

•	Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that revised report, or
•
Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB. In this situation, as soon as possible, the Company should file an amendment to Form 10-K to label the financial statements as unaudited and hire a new accounting firm. Upon completion of the audit, the Company would need to file another amendment to Form 10-K to file the appropriate report.

The Company will file an amendment to Form 10-K with the report that complies with Rule 2-02.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•           The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•           The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States unless the staff comments support a defense of good faith or reasonableness on the part of the Company.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Mark Meller
Mark Meller
President, Chief Executive
Officer and Chief Financial Officer